Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated August 6, 2024, and each included in this Post-Effective Amendment No. 228 to the Registration Statement (Form N-1A, File No. 002-10156) of John Hancock Investment Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated October 30, 2023, with respect to the financial statements and financial highlights of Boston Partners Global Long/Short Fund (one of the funds constituting The RBB Fund, Inc.) included in the Annual Report to Shareholders (Form N-CSR) for the year ended August 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

August 06, 2024